

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

82-1561



Our Ref.: HASE/TL/HL/04115

6th June, 2005

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Announcement:
Proposed privatisation of Henderson China Holdings Limited ("HCHL")
by Henderson Land Development Company Limited
by way of a scheme of arrangement
- ***Increase in cancellation price from HK$7.50 to HK$8.00***
- ***Resumption of trading in shares of HCHL***

We enclose for your information a copy of the Company's announcement on 3rd June, 2005 in relation to the increase in cancellation price and resumption of trading in shares of HCHL, which is advertised in newspapers today.

Yours faithfully,

Timon Liu
Company Secretary

6/15

Encl.

TL/kc

香港中環金融街八號國際金融中心二期七十二至七十六樓
72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong

South China Morning Post
Published on 6th June, 2005

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0012)



恒基中國集團有限公司*
HENDERSON CHINA HOLDINGS LIMITED
Incorporated in Bermuda with limited liability
(Stock Code: 0246)

JOINT ANNOUNCEMENT
PROPOSED PRIVATISATION OF HENDERSON CHINA HOLDINGS LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT
(Under Section 99 of the Companies Act 1981 of Bermuda)

INCREASE IN CANCELLATION PRICE FROM HK$7.50 TO HK$8.00
RESUMPTION OF TRADING IN SHARES OF HENDERSON CHINA HOLDINGS LIMITED

Financial Adviser to Henderson Land Development Company Limited

Morgan Stanley

INCREASE IN CANCELLATION PRICE

HLD has notified HCHL that, to make the Cancellation Price more attractive to the Scheme Shareholders, the Cancellation Price under the Proposal is to be increased from HK$7.50 to HK$8.00 per Scheme Share, representing an increase of approximately 6.67%. The Proposal will be adjusted accordingly. No other changes to the Proposal are being made.

HLD has stated that it will not further increase the Revised Cancellation Price. Investors should be aware that, following the making of this statement, HLD will not be allowed to increase the Revised Cancellation Price, save in wholly exceptional circumstances, as a result of the provisions of Rule 18.3 of the Takeovers Code.

SUSPENSION AND RESUMPTION OF TRADING

At the request of HCHL, trading in the Shares on the Stock Exchange was suspended from 9:30 a.m. on 3rd June 2005 pending the issue of this announcement. Application has been made by HCHL to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 6th June 2005.

Shareholders and/or potential investors in HCHL should be aware that the Proposal (as revised) is subject to the satisfaction or waiver of the same conditions as applicable to the original Proposal and therefore may or may not become effective. Details of the conditions are set out in the Announcement. Shareholders and/or potential investors in HCHL are advised to exercise extreme caution when dealing in the Shares.

Reference is made to the joint announcement dated 19th May 2005 (the "**Announcement**") by HLD and HCHL in which it was announced that the Proposal would be put forward to the Scheme Shareholders regarding a proposed privatisation of HCHL by way of a scheme of arrangement under Section 99 of the Companies Act involving the cancellation of all the Scheme Shares. Terms defined in the Announcement have the same meaning when used in this announcement unless otherwise defined herein.

HLD has notified HCHL that, to make the Cancellation Price more attractive to the Scheme Shareholders, the Cancellation Price under the Proposal is to be increased from HK$7.50 to HK$8.00 per Scheme Share (the "**Revised Cancellation Price**"), representing an increase of approximately 6.67%. The Revised Cancellation Price of HK$8.00 per Scheme Share represents:

- a premium of approximately 66.67% over the closing price of HK$4.80 per Share as quoted on the Stock Exchange on 13th May 2005 (being the last trading day prior to the suspension of trading in the Shares pending the issue of the Announcement);
- a premium of approximately 60.97% over the average closing price of approximately HK$4.97 per Share based on the daily closing prices as quoted on the Stock Exchange over the 10 trading days up to and including 13th May 2005;
- a premium of approximately 64.27% over the average closing price of approximately HK$4.87 per Share based on the daily closing prices as quoted on the Stock Exchange over the 30 trading days up to and including 13th May 2005;
- a premium of approximately 64.61% over the average closing price of approximately HK$4.86 per Share based on the daily closing prices as quoted on the Stock Exchange over the 60 trading days up to and including 13th May 2005;
- a premium of approximately 86.05% over the average closing price of approximately HK$4.30 per Share based on the daily closing prices as quoted on the Stock Exchange over the 180 trading days up to and including 13th May 2005;
- a premium of approximately 2.56% over the closing price of HK$7.80 per Share as quoted on the Stock Exchange on 2nd June 2005 (being the last trading day prior to the suspension of trading in the Shares pending the issue of this announcement); and
- a discount of approximately 42.69% to the unaudited consolidated net asset value per Share of approximately HK$13.96 as at 31st December 2004.

The Proposal will be adjusted accordingly. No other changes to the Proposal are being made.

HLD has stated that it will not further increase the Revised Cancellation Price. Investors should be aware that, following the making of this statement, HLD will not be allowed to increase the Revised Cancellation Price, save in wholly exceptional circumstances, as a result of the provisions of Rule 18.3 of the Takeovers Code.

The amount of cash required for the Proposal will be increased from approximately HK$1,295 million to approximately HK$1,381 million. Morgan Stanley Dean Witter Asia Limited is satisfied that sufficient financial resources are available to HLD to satisfy its payment obligations on implementation of the Proposal (as revised).

A scheme document containing details of the Proposal (as revised) and other relevant information will be despatched to the Shareholders as soon as practicable and in compliance with the requirements of the Takeovers Code.

At the request of HCHL, trading in the Shares on the Stock Exchange was suspended from 9:30 a.m. on 3rd June 2005 pending the issue of this announcement. Application has been made by HCHL to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 6th June 2005.

Shareholders and/or potential investors in HCHL should be aware that the Proposal (as revised) is subject to the satisfaction or waiver of the same conditions as applicable to the original Proposal and therefore may or may not become effective. Details of the conditions are set out in the Announcement. Shareholders and/or potential investors in HCHL are advised to exercise extreme caution when dealing in the Shares.

By Order of the board of
Henderson Land Development Company Limited
Timon LIU Cheung Yuen
Company Secretary

By Order of the board of
Henderson China Holdings Limited
Richard LAW Cho Wa
Company Secretary

Hong Kong, 3rd June 2005

As at the date of this announcement, the board of directors of HLD comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Ho Wing Fun, John Yip Ying Chee and Suen Kwok Lam; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

The directors of HLD jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HCHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HCHL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HCHL Group) misleading.

As at the date of this announcement, the board of directors of HCHL comprises: (1) executive directors: Lee Ka Kit (Chairman), Lee Shau Kee, Colin Lam Ko Yin, Lee King Yue, Leung Sing, Lee Ka Shing, Patrick Kwok Ping Ho, Ho Wing Fun and Cheung Fong Ming; (2) non-executive directors: Wong Ying Wai, Kan Fook Yee and Philip Yuen Pak Yiu; and (3) independent non-executive directors: Liang Shangli, Gordon Kwong Che Keung and Leung Yuk Kwong.

The directors of HCHL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HLD Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HLD Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HLD Group) misleading.

* *for identification purpose only*